

The Clorox Company News Release

CLOROX ANNOUNCES PRICING OF $1.65 BILLION SENIOR NOTES

OAKLAND, Calif., Nov. 30, 2004 – The Clorox Company (NYSE: CLX) (PCX: CLX) today announced that it has priced the offering of $1.65 billion aggregate principal amount of its senior notes in a private placement transaction. The senior notes consist of $500 million aggregate principal amount of floating-rate senior notes due December 2007, $575 million aggregate principal amount of 4.20 percent senior notes due January 2010 and $575 million aggregate principal amount of 5.00 percent senior notes due January 2015. The floating-rate senior notes will bear interest at a rate equal to three-month LIBOR plus 0.125 percent, reset quarterly. The offering is expected to close on Dec. 3, 2004, subject to customary closing conditions.

Clorox stated that it intends to use the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial-paper program used to finance the cash contribution it made in connection with its previously announced share exchange with Henkel KGaA.

The securities to be offered will not be registered under the Securities Act or applicable state securities laws or blue sky laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from the registration requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes.

The statements in this press release regarding the timing of the proposed private placement and its terms are forward-looking statements that involve risks and uncertainties including, but not limited to, market conditions and the price and market for the securities to be offered.

Media Relations

Kathryn Caulfield (510) 271-7209

Dan Staublin (510) 271-1622

Investor Relations

Steve Austenfeld (510) 271-2270

Michael Iracondo (510) 271-2156